UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report dated January 27, 2015 regarding ICL’s acquisition of Prolactal GmbH

Item 1

January 27, 2015

ICL to Acquire Prolactal GmbH

ICL hereby wishes to report that its Food Specialties business unit, which is part of its Performance Products segment, has entered today into a share purchase agreement to acquire Prolactal GmbH and its subsidiary, Rovita GmbH (collectively, “Prolactal”). Prolactal, whose plants are based in Hartberg, Austria, and in Engelsberg, Germany, is a leading European producer of dairy proteins and other ingredients for the food and beverage industries and employees approximately 200 people.

Prolactal, a privately-held company with annual revenues (for 2014) of approximately €100 million, produces and sells an extensive range of functional dairy proteins used broadly in the beverage, dairy and meat industries to stabilize and improve the nutrition of beverages and foods processed under a variety of conditions. The acquisition is expected to be EPS accretive for ICL from the first year of consolidation. The transaction reflects an EV/ expected EBITDA for 2015 of 9. ICL expects the acquisition to contribute to its growth and development in the global food market.

The transaction is expected to close during the first quarter of 2015, subject, inter alia, to the receipt of regulatory approvals in Austria and Germany. There is no certainty that the closing of this transaction will occur or that it will occur as expected.

Name of the authorized signatory on the report and name of authorized electronic reporter: Lisa Haimovitz
Position: VP General Counsel and Company Secretary
Signature Date: January 27, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: January 27, 2015